

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 9, 2009

Mr. Malek A. Bohsali, Chief Financial Officer
Lucas Energy, Inc.
3000 Richmond Avenue, Suite 400
Houston, Texas 77098

> **Re:** **Lucas Energy, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed June 19, 2008**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2008**
> **Filed August 13, 2008**
> **Response Letter Dated October 20, 2008**
> **File No. 1-32508**

Dear Mr. Bohsali:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

Reserves, page 12

1. We have considered your response to our prior comment number one in our letter of September 19, 2008. Please include a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure, which is the standardized measure of future net discounted cash flows, as set forth in paragraph 30 of Statement of Financial Accounting Standards 69. In addition, discuss the limitations of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure. We refer you to the requirements of

Item 10(e)(i)(B) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures released by the SEC on June 13, 2003.

Engineering Comments

Description of Properties, page 12

Reserves, page 12

2.   Please submit to us technical information to support the PUD reserves you have claimed for the Christian Henry E. New Lateral and the Barnett, W.L. et al – Lateral:

- Identity, location, reservoir characterization and production histories of all the wells used for analogy purposes;

- Itemized well costs with sources identified;

- Narrative of methodology used to estimate PUD reserves.

Wells, page 12

3.   Your response 12 to our September 19, 2008 letter proposed disclosure of "capitalized drilling costs" to comply with SEC Industry Guide 2. Please also disclose the net exploration wells and the net development wells you drilled in each of the three prior years as referenced by paragraph six of SEC Industry Guide 2.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief